EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratios)

Ratio of earnings to fixed charges represents the ratio of adjusted operating income (loss) from continuing operations over fixed charges. Adjusted operating income (loss) is the total of net income (loss), income taxes, interest expense, and amortization of financing costs. Fixed charges is interest expense plus one third of operating lease rent expense, capitalized interest, and amortization of financing costs. The calculation of the ratio of earning to fixed charges is as follows:

	Successor				Predecessor
	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2008	2007	2006	2005	2005	2004

Income (loss) before income tax provision (benefit)	$(288,353)	$2,647	$1,697	$(4,927)	$(6,344)	$2,737

Add Fixed Charges:
Interest expense (1)	33,019	23,686	20,679	18,464	5,822	16,209
Interest expense on operating leases	2,670	1,671	1,497	866	473	485
Amortization of financing costs	2,371	1,691	1,652	1,029	716	770
Total income as defined	$(250,293)	$29,695	$25,525	$15,432	$667	$20,201

Fixed Charges:
Interest expense (1)	$33,019	$23,686	$20,679	$18,464	$5,822	$16,209
Interest expense on operating leases	2,670	1,671	1,497	866	473	485
Capitalized interest	1	84	63	—	—	230
Amortization of financing costs	2,371	1,691	1,652	1,029	716	770
Total fixed charges	$38,061	$27,132	$23,891	$20,359	$7,011	$17,694
Ratio of earnings to fixed charges	(6.58)	1.09	1.07	0.76	0.10	1.14

Additional income required to meet a 1.0 ratio:	$288,354	n/a	n/a	$4,927	$6,344	n/a

(1) Excludes interest expense related to changes in fair value of interest rate swaps.